ChipMOS TECHNOLOGIES (Bermuda) LTD.

No. 1, R&D Road 1,

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

June 5, 2012

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, DC 20549

Attention: Jay Mumford

Re: ChipMOS TECHNOLOGIES (Bermuda) LTD.

Registration Statement on Form F-3

Filed May 11, 2012

File No. 333-181367

Ladies and Gentlemen:

On behalf of ChipMOS TECHNOLOGIES (Bermuda) LTD. (the “Company”), we are hereby filing with the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) this response to the letter dated May 29, 2012 from Staff Assistant Director Amanda Ravitz to Shih-Jye Cheng, the Company’s Chairman and Chief Executive Officer (the “Comment Letter”) relating to the above-captioned Registration Statement (the “Registration Statement”). The Registration Statement relates to the resale by certain selling shareholders of up to 2,500,364 of the Company’s common shares, $0.04 par value per share (the “Offering”).

As requested, the comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Comment Letter.

Risks Relating to Our Relationship with Mosel, page 18

1. Comment: Please file the consent of Appleby to the references to it on pages 16 and 29. Please also file the consent of Lee and Li to the references to it on pages 18 and 19. See Rule 436 of Regulation C.

Response: We have filed the consent of Appleby to the references to it on pages 16 and 29, which is included in the revised opinion of Appleby filed as Exhibit 5.1 attached to Amendment No. 1 to the Registration Statement, filed June 5, 2012 (“Amendment No. 1”). This consent of Appleby appears in the third and fourth sentences of the last paragraph of this opinion, which states:

“This opinion is addressed to you in connection with the filing of the Registration Statement. We consent to the use of our name and the filing of this opinion in, and the filing thereof as an exhibit to, the Registration Statement. We also consent to the reference to our firm under the headings “Risk Factors” and “Enforcement of Civil Liabilities” in the prospectus included in the Registration Statement. In giving such consents, we do not hereby admit that we are experts within the meaning of Section 11 of the Securities Act or that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the regulations promulgated thereunder.”

We revised the Registration Statement Index of Exhibits at Exhibit 23.3 to refer to this consent.

We have filed the consent of Lee and Li to the references to it on pages 18 and 19 as Exhibit 23.2 attached to Amendment No. 1. This consent of Lee and Li states:

“We hereby consent to the reference to our name under the heading “Risk Relating to Our Relationship with Mosel” in the prospectus included in the Registration Statement. In giving such consent, we do not thereby admit that we come within the category of person whose consent is required under Section 7 of the Act or the regulations promulgated thereunder.”

Exhibit 5.1.

2. Comment: We note the assumption contained in (d) on the first page regarding the “authority” and “power” of each of the persons signing the documents and (h) regarding the board resolutions. We also note the assumption in paragraphs (f) and (g) that the searches “disclosed all information which is material” for counsel’s opinion. It is generally inappropriate to include in an opinion of counsel assumptions that are overly broad, that “assume away” the relevant issue or any readily ascertainable facts. See Staff Legal Bulletin No. 19, Dated October 14, 2011 available on our web site at http://www.sec.gov/interps/legal/cfslb19.htm. As such, please have your counsel file a revised opinion that removes these assumptions.

Response: Our counsel has filed a revised opinion that removes these assumptions, as Exhibit 5.1 attached to Amendment No. 1.

As revised, the assumption contained in (d) on the first page regarding persons signing the documents states:

“(d) the capacity of each of the persons signing the Documents;”

As revised, the assumption previously contained in (h) regarding the board resolutions now appears in (g) and states:

“(g) that the Board Resolutions are in full force and effect, have not been rescinded, either in whole or in part, and accurately record the resolutions adopted by all the Directors of the Company as unanimous written resolutions of the Board.”

As revised, the assumption in paragraph (f) states:

“(f) that the records which were the subject of the Company Search and the Litigation Search were complete and accurate at the time of such searches and such information has not since the date of such searches been materially altered; and”

Our counsel deleted the assumption previously in paragraph (g).

3. Comment: Please ask counsel to tell us what it means by the reference in paragraph (e) to statements of “law.” Generally, it is inappropriate for counsel to assume conclusions or statements of law. If counsel is relying on the opinion of another, the other opinion must be filed with your registration statement, unless counsel complies with Rule 436(f).

Response: Our counsel revised the opinion filed as Exhibit 5.1 attached to Amendment No. 1 to delete the reference in paragraph (e) to statements of “law.”

As revised, paragraph (e) states:

“(e) that any representation, warranty or statement of fact made in any of the Documents is true, accurate and complete;”

4. Comment: We note in the paragraph under the heading “Opinion” on page 3 the opinion is “subject to any matters not disclosed to us.” Please have your counsel file a revised opinion that removes this inappropriate assumption.

Response: Our counsel has filed a revised opinion that removes this assumption, as Exhibit 5.1 attached to Amendment No. 1.

As revised, the paragraph under the heading “Opinion” on page 3 states:

“Based upon and subject to the foregoing and subject to the reservations set out below, we are of the opinion that:”

5. Comment: The last sentence of paragraph (a) under the heading “Reservations” indicates that counsel is assuming that Bermuda law will not change after the date of its opinion. Please ask counsel to revise to remove this assumption, or tell us why it is appropriate.

Response: Our counsel revised the opinion filed as Exhibit 5.1 attached to Amendment No. 1 to remove this assumption, by deleting the last sentence of paragraph (a) under the heading “Reservations.”

6. Comment: We note the first and second paragraphs under the heading “Disclosure” at the end of the fifth page of the opinion. Please obtain and file a revised legal opinion that does not include the implication that investors are not entitled to rely on the opinion.

Response: We obtained and have filed a revised legal opinion as Exhibit 5.1 attached to Amendment No. 1 that does not include the implication that investors are not entitled to rely on the opinion.

As revised, the heading “Disclosure” previously at the end of the fifth page of the opinion was deleted and the paragraphs referred to in this Comment at the end of the fifth page of the opinion state:

“This opinion speaks as of its date and is strictly limited to the matters stated herein and we assume no obligation to review or update this opinion if applicable law or the existing facts or circumstances should change.

This opinion is governed by and is to be construed in accordance with Bermuda law. It is given on the basis that it will not give rise to any legal proceedings with respect thereto in any jurisdiction other than Bermuda.”

In addition, the Company acknowledges that:

— the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

— Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

— the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, kindly contact the undersigned at +886.3.563.3988 or Remsen Kinne of our legal counsel K&L Gates LLP, at (415) 882-8019. Thank you for your time and attention.

Sincerely,

/s/ Shih-Jye Cheng

Shih-Jye Cheng

cc:	Securities and Exchange Commission

Amanda Ravitz

Geoff Kruczek